SENECA GLOBAL FUND, L.P.
C/O STEBEN & COMPANY, INC.
2099 GAITHER ROAD, SUITE 200
ROCKVILLE, MARYLAND 20850

August 30, 2011

Ms. Erin E. Martin
Attorney-Advisor
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549

Re:	Seneca Global Fund, L.P. (the “Company”) Registration Statement on Form S-1 (File No. 333-175052)

Dear Ms. Martin and Mr. McTiernan:

We hereby request that the effective date for the Company’s Registration Statement (File No. 333-175052) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on September 1, 2011 at 5:00 p.m. in Washington, D.C., or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.
should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SENECA GLOBAL FUND, L.P. By: Steben & Company, Inc. its General Partner By: /s/ John Grady Name: John Grady Title: Director, Chief Operating Officer and General Counsel	STEBEN & COMPANY, INC. By: /s/ John Grady Name: John Grady Title: Director Chief Operating Officer and General Counsel